

April 17, 2015

Thomas J. Quinlan, III
Chief Executive Officer
R.R. Donnelley & Sons Company
111 South Wacker Drive
Chicago, IL 60606-4301

>   **Re: R.R. Donnelley & Sons Company**
>   **Registration Statement on Form S-4**
>   **Filed March 24, 2015**
>   **File No. 333-202945**

Dear Mr. Quinlan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that there are outstanding comments on your Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference into the Form S-4. Please note that that all such comments must be resolved before we act on a request for acceleration of effectiveness of your Form S-4.

2. We note that you incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2014. However, the Form 10-K incorporates information from your proxy statement, which has not yet been filed, including certain information required by Item 18 of Form S-4. Prior to requesting acceleration of effectiveness of the registration statement, please either amend the Form 10-K to include Part III information, file your definitive proxy statement or

otherwise include the information required by Item 18 in the registration statement on Form S-4.

Questions and Answers about the Mergers and the Special Meeting, page 1

Q: What will I receive if the merger is completed?, page 2

3. Please revise this section to describe how the proration adjustment would work if the stock election is undersubscribed. We note the various scenarios contemplated in Section 2.2(a)(ii) of the Merger Agreement which could potentially result in holders of Non-Election Shares and Cash Election Shares receiving Stock Consideration. Please also include a statement to clarify that regardless of whether the stock election is oversubscribed or undersubscribed, a total of 8,000,000 shares of your common stock will be issued in the merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ A.N. Parker *for*

Justin Dobbie
Legal Branch Chief

cc: Scott R. Williams
       Sidley Austin LLP